Exhibit 12

UNITED TECHNOLOGIES CORPORATION

AND SUBSIDIARIES

STATEMENT RE: COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

	Full year
(in millions of dollars)	2008	2007	2006	2005	2004
Fixed Charges:
Interest expense[1]	$689	$666	$606	$498	$363
Interest capitalized	19	16	19	16	11
One-third of rents[2]	168	146	96	100	107

Total fixed charges	$876	$828	$721	$614	$481

Earnings:
Income before income taxes and minority interests	$6,936	$6,384	$5,492	$4,684	$3,938

Fixed charges per above	876	828	721	614	481
Less: capitalized interest	(19)	(16)	(19)	(16)	(11)

	857	812	702	598	470

Amortization of interest capitalized	9	8	8	10	3

Total earnings	$7,802	$7,204	$6,202	$5,292	$4,411

Ratio of earnings to fixed charges	8.91	8.70	8.60	8.62	9.17

[1]

Effective January 1, 2007, we adopted the provisions of Financial Accounting Standards Board Interpretation No. 48, “Accounting for Uncertainty in Income Taxes.” As disclosed in Note 9 to our Consolidated Financial Statements, interest related to unrecognized tax benefits was $39 million, $56 million, $38 million, and $25 million for the years 2008, 2007, 2006 and 2005, respectively. The ratio of earnings to fixed charges would have been 9.32, 9.33, 9.08, and 8.98 for the years 2008, 2007, 2006 and 2005, respectively, if such interest is excluded from the calculation.

[2]	Reasonable approximation of the interest factor.